March 31, 2011

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549-0305

Attn:

Re:	Quantum Fuel Systems Technologies Worldwide, Inc.

Registration Statement on Form S-1, filed March 24, 2011

File No. 333-172630

Dear Ms. Bednarowski:

This letter responds to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated March 24, 2011 related to the above-referenced registration statement filed on March 4, 2011 by Quantum Fuel Systems Technologies Worldwide, Inc. (the “Company”). We are also filing herewith Amendment No. 1 to the registration statement (the “Amendment”), which is intended to address the comments contained in your letter and to update the registration statement for the financial and other information reported in the Quarterly Report on Form 10-Q that we filed with the Commission on March 18, 2011.

To facilitate the Staff’s review of our responses, each of the Staff comments is set forth in italicized type immediately followed by the Company’s response.

General

1. Staff Comment: We note that you have a pending confidential treatment request in connection with your registration statement on Form S-1. Please note that all comments on your confidential treatment request will need to be fully resolved before we act on request for acceleration of the effectiveness of your Form S-1. Refer to Section III.B.2 of Staff Legal Bulletin No. 1 (with Addendum) dated July 11, 2001.

Company Response:

The Staff’s comment is duly noted.

Selling Stockholders, page 76

Table of Selling Security Holders Holding Shares of Common Stock, page 77

2. Staff Comment: Please advise as to why the number of shares of common stock offered by WB QT, LLC does not correspond to the difference between the number of shares of common stock it owns prior to the offering and the number of shares of common stock it owns after the offering. To the extent that the number of Shares of Common Stock Offered or the Number of Common Stock Beneficially Owned after the Offering columns of your table include shares of common stock underlying warrants held by WB QT, LLC that are excluded from your Number of Shares of Common Stock Beneficially Owned Prior to the Offering column, please quantify such shares underlying warrants in a footnote.

Company Response:

The number of shares of common stock offered by WB QT, LLC does not correspond to the difference between the number of shares of common stock it owns prior to the offering and the number of shares of common stock it owns after the offering because of provisions contained in the warrant contracts and convertible notes that limit WB QT’s beneficial ownership. We amended footnote #6 in the Amendment to explain what is included in WB QT’s beneficial ownership (and the limitations applicable thereto) prior to and after the offering and we have quantified the number of shares that WB QT would beneficially own if the ownership limitations were not in place.

Please note that we also amended the Table of Selling Security Holders and related footnotes to reflect the information for their beneficial ownership as of March 21, 2011, and to describe and quantify the number of shares of common stock excluded from each selling security holder’s beneficial ownership due to contractual provisions that limit the number of shares the selling security holder can beneficially own and/or prohibit the selling security holder from exercising its right to acquire the shares within 60 days.

Description of Capital Stock, page 79

Outstanding Options and Warrants, page 80

3. Staff Comment: Please revise your description of your outstanding warrants on page 80 to include the disclosure required by Item 202(c) of Regulation S-K.

Company Response:

We have revised our description of our outstanding warrants in the Amendment to include the disclosure required by Item 202(c) of Regulation S-K.

Exhibit 5.1

4. Staff Comment: Please have counsel remove the list of documents on page 2. Counsel may review any documents of its client it believes are necessary to render an opinion. Alternatively, revise to state that counsel has examined all other documents as necessary to render its opinion.

Company Response:

Our legal counsel has provided a revised legal opinion in the Amendment. The list of documents has been deleted.

5. Staff Comment: Please revise assumption (a) on page 3 to clarify that you have only assumed the correctness of certificates as to factual matters.

Company Response:

Our legal counsel has provided a revised legal opinion in the Amendment. It now states in assumption (a) on page 3 that they have only assumed the correctness of the certificates as to factual matters.

6. Staff Comment: Please revise assumption (v) on page 3. It is inappropriate for counsel to assume that the registration statement related to the issued shares of common stock and warrants, the certificate of incorporation, the bylaws, the warrants, the minutes of the board of directors, and the certificate of good standing of its own client have not been amended.

Company Response:

Our legal counsel has provided a revised legal opinion in the Amendment. Assumption (v) on page 3 has been deleted.

We trust that you will find this letter responsive to Staff comments. If you have any further questions or comments, please contact the undersigned at (248) 619-9277.

Very truly yours,

QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE, INC.

/s/ Kenneth R. Lombardo
Kenneth R. Lombardo
General Counsel

cc: Alan P. Niedzwiecki

      W. Brian Olson